News Release

Algonquin Power & Utilities Corp. Appoints Dilek Samil to its Board of Directors

OAKVILLE, Ontario – August 14, 2014 - Algonquin Power & Utilities Corp. (“APUC” or the “Company”) (TSX: AQN) is pleased to announce the appointment of Dilek Samil to the Company’s Board of Directors (the “Board”), effective October 1, 2014.

Ms. Samil brings over 30 years of finance, operations and business experience in the regulated energy utility sector. During her career Ms. Samil was the Executive Vice President and Chief Operating Officer of NV Energy and gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power.

"We are fortunate to be welcoming Dilek Samil to the Board of Directors and look forward to her contribution to the team”, commented Ken Moore, Board Chairman. “Ms. Samil will further strengthen the APUC Board with her strong body of knowledge from the U.S. utilities sector, which is well-aligned with APUC’s strategic objective to continue to expand its regulated utility business”.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utilities provide water, electricity and natural gas services to 485,000 customers through a portfolio of generation, transmission and distribution utility systems. The non-regulated electric generation utility owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:

Kelly Castledine
Algonquin Power & Utilities Corp.
2845 Bristol Circle, Oakville, Ontario, L6H 7H7
Telephone: (905) 465-4500
Website: www.AlgonquinPowerandUtilities.com
Twitter: AQN_Utilities